UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________

FORM 10/A
(Amendment No. 3 )

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

China Sure Water (USA) Inc. (Exact name of registrant as specified in its charter)
New York (State or other jurisdiction of incorporation or organization)	11-3137508 (I.R.S. Employer Identification No.)

14 Wall Street, 20th Floor, New York, NY (Address of principal executive offices)	10005 (Zip Code)
Registrant’s telephone number, including area code: 646-783-2638

Securities to be registered pursuant to Section 12(b) of the Act:  None.

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One)

Large accelerated filer ____    Accelerated filer ____    Non-accelerated filer ____    Smaller reporting company     X

Amendment No. 3

This amendment has been filed in order to:

•	add Note 15 to the Notes to Financial Statements and
•	add to Item 1A, “Risk Factors,” a risk factor concerning weaknesses in the Company's internal and disclosure controls.

None of the information contained in this Registration Statement has been updated.  You should review the Company’s more recent filings on EDGAR for current information about the Company.

Introductory Matters

Merger and Reverse Stock Split

In October 2010 the Company filed a Certificate of Merger of China Sure Water (USA) Inc., a Delaware corporation, into Biometrics 2000 Corporation, a New York corporation.  As a result of the merger, Biometrics 2000 Corporation changed its name to China Sure Water (USA) Inc.  The New York corporation was the surviving legal corporation in the merger, and the Delaware corporation was the surviving corporation for accounting purposes.  China Sure Water (USA) Inc., a New York corporation, is sometimes called the “Company” in this registration statement.

The Certificate of Merger provided that each 3900 shares of common stock of Biometrics 2000 Corporation that were outstanding prior to the merger was converted into one share of common stock of the surviving corporation (the “Reverse Split”).  Retroactive effect has been given to the 1-for-3900 Reverse Split in the Financial Statements of the New York corporation for the years ended December 31, 2010 and 2009 that are included in this Registration Statement.

Cautionary Note Regarding Forward-Looking Information

This registration statement contains forward-looking statements. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Business,” “Risk Factors,” and “Financial Information.” In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements.

These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to our management. Our management believes that these forward-looking statements are reasonable as and when made. However, you should not place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in “Item 1A. Risk Factors” and elsewhere in this registration statement and those described from time to time in the reports which we will file in the future with the Securities and Exchange Commission. You should read this registration statement and the documents that we have filed as exhibits to this registration statement completely.

Currencies

Unless indicated otherwise in this registration statement, all references to “$” or “dollars” refer to US dollars. References to “RMB” mean the lawful currency of The People’s Republic of China.

Item 1.                 BUSINESS

China Sure Water (USA) Inc. (the “Company”) is a U.S. holding company incorporated in New York in 1992.  From 1992 to 2005, the Company engaged in a variety of businesses:  initially the retail bagel business, then until 2003 a private-labeled Internet access business, and finally, until 2005, a business devoted to developing biometric security devices.  Each of these business developed revenue-producing operations; but each of them ultimately failed.  After its business of developing biometric security devices failed in 2005, the Company (then known as “Biometrics 2000 Corporation”) entered into bankruptcy proceedings.  In 2010 the bankruptcy court approved a plan to reorganize the company in connection with a merger with China Sure Water (USA) Inc., a Delaware corporation that owned all of the registered equity of Sure (China) Water Science and Technology Co., Ltd., a limited liability company organized in The People’s Republic of China (“Sure China”).  Sure China is engaged in the production and marketing of water softeners for residential use in The People’s Republic of China (“PRC” or “China”).

After observing the popularity of water softeners in the United States, Xinhong Guo founded a water softener business during 2005 in Beijing and incorporated it as a limited liability company, Sure China, on March 23, 2007 under the laws of China.  In July 2008 a Delaware corporation controlled by Mr. Guo acquired 60% of Sure China.  In December 2009 the Delaware corporation also acquired 100% ownership of Sure Water Quality Control Technology (China) Inc. Limited, the Hong Kong limited liability company that owns the remaining 40% of Sure China.   In October, 2010, the Delaware holding company merged with Biometrics 2000 Corp. (“Biometrics”), a New York corporation and debtor in possession in a U.S. Bankruptcy Court case, in exchange for 85% of the outstanding shares of Biometrics.  At the time of the merger, Biometrics was a shell corporation with no assets. The exclusive consideration exchanged in the merger was the exchange of shares, in which the shareholders and creditors of Biometrics surrendered 85% of the ownership of Biometrics to the shareholders of the Delaware corporation, and the shareholders of the Delaware corporation surrendered 15% of the equity in Sure China to the shareholders and creditors of Biometrics. The name of Biometrics was changed to China Sure Water (USA) Inc., and it was the surviving corporation in the merger.

Water quality is a major daily concern of individuals in China, where tap water is very hard.  Hard water contains significant concentrations of minerals such as calcium and magnesium ions.  Water is generally regarded as “hard” if the concentration of these minerals exceeds 100 milligrams per liter (“mg/L”) and “soft” if the concentration is less than 50 mg/L.   Hard water lowers the quality of washing and cooking, which can have permanent harmful health effects, and causes scaling that can damage machinery using the water, such as stoves, heaters and air conditioners, create dangerous conditions, waste energy and shorten the equipment’s life.  Excessively hard water thus can be harmful to the quality of life of the populace.

In addition, safety and energy conservation concerns make it highly advisable to use only soft water in water heaters.  The use of soft water mitigates the build-up of minerals, thus greatly reducing the risk of explosion and conserving energy by 37%.  In Beijing, the authorities highly recommend that consumers install water softeners in conjunction with the operation of water heaters.

Due to China’s vast deserts and lack of natural rainfall, much of the available water is from underground sources and flows through rock and soil.  Calcium and magnesium ions are dissolved in the water and remain suspended when the water is pumped from the aquifer to the surface.  Two-thirds of the water in Beijing is from underground.  As a result, the average hardness level for tap water in China is 450 mg/L.  In order to make it suitable for drinking, Chinese people often boil their water.

In Beijing, the demand for water heaters and water softeners has increased with the growth in population and housing.   Currently, there are 800,000 families that own water heaters, a number that is increasing.  During 2010, a total of 300,000 apartments were built in Beijing, 100,000 of which are government guaranteed.  All of these have water heaters.  In order to conserve energy, the government may in the future subsidize the purchase of water softeners by owners of water heaters.  The government currently subsidizes 50% of the cost of installing solar panels, and the inclusion of purchasers of water softeners in this program is a logical extension.

The water softening process generally involves two aspects.  The hard minerals (mainly calcium and magnesium) are exchanged for (or replaced by) sodium on the ion-exchange resins that have been provided.  When the exchange capacity of the resins has been exhausted, the regeneration process occurs, which restores the exchange capacity of the resins through salt washing.

Sure China has developed four generations of water softeners for household use in China:  manual, semi-automatic, clock controlled and the current one incorporating computerized automatic control.    We believe that our product is the only one in the world using a computer automated control valve in a household water softener.   It combines manual, semi-automatic, time-based, flow quantity and delayed flow quantity control systems into one model.  In contrast to the four step process prevalent in current industrial processes, this fourth generation product consists of five steps:  contra-washing, salt absorption, ion exchange, forward washing and water re-fill.

The extra step in our system is the 3rd step:  ion exchange, which allows us to regenerate resin through a soaking process instead of the standard flow-through of salt solution.  All other household water softeners available in the Chinese market make use of an industrial control valve that keeps water flowing and uses more salt than necessary during the regeneration process. Sure China’s automated control valve stops the flow during regeneration, dividing the process into two distinct stages.  Our water softener thus conserves water, salt and energy, compared to standard four-step industrial water softeners, yielding a more efficient process with lower impact on the environment.

Marketing and Sales

Currently, our only markets are households and commercial enterprises within China.  To date, most of our sales have been made through third party distribution channels.  Recently, however, in Beijing we have begun to market directly to consumers.  We have three showrooms, the first having been opened two years ago, and we have a fourth one planned.  Each showroom has one manager and two sales associates.  Our business plan contemplates opening showrooms in other Beijing neighborhoods in the near future.

Outside of Beijing, we rely on third party distributors.  The distributors include both specialists in water treatment whose principal clientele are industrial and distributors who sell a broad array of household products to individuals.

Looking forward, our business plan contemplates growth through a variety of modes of expansion:

•	We plan in 2012 to develop industrial customers, such as power generation water plants and drinking water, food and beverage manufacturers through subsidiaries in most Chinese provinces.

•	We plan in 2013 to expand to the United States and European Union through agents or sales representatives.

•	In all periods we plan to investigate opportunities for acquisitions of complementary businesses or assets.

Intellectual Property

We have proprietary rights with respect to significant aspects of our technology.  We rely on a combination of patent, trademark, and trade secret laws, confidentiality procedures and contractual provisions to establish and protect these rights. One patent was issued to us in 2008 by the China State Intellectual Property Rights Office, covering our “water softening and re-generation method” (Registration No. 1921716).  The patent will expire on November 15, 2026. We also have two patent applications pending in China:  one for the design of our water softener and the other for a turbulent flow type water distributor residential water softener.  We expect the design patent to be issued later in 2011, and have no indication as to when the concept patent will issue. We believe that the breadth of description of our patents gives us significant protection.

Our employees have signed confidentiality agreements under which they have agreed not to use or disclose any of Sure China’s proprietary information. To date we have not had occasion to seek enforcement of any of these agreements; so we cannot predict the extent to which they may give us legal protection against theft of our trade secrets.

Our Suppliers

The key raw materials used in the manufacture of water softeners by Sure China are molded plastic parts.  Sure China purchases the large majority of these raw materials from a single third--party vendor, JinMa Co.  Sure China acquired 95% and 93% of its raw materials from this source in 2010 and 2009, respectively.  Although the reliance on purchases from JinMa is heavy, there are feasible alternative sources of these products in China.  A sudden termination of the relationship with JinMa Co., however, would be likely to result in delays in Sure China production, with resulting delays in revenue and potential losses of customers.

Until August 2010, raw materials and finished goods were also sold to us by a company, Beijing Sure Science and Technology Co. Inc. (“Beijing Sure”), which had been owned by our Chairman, Xinhong Guo.  We received a discount on the materials sold when compared with the prices charged to Beijing Sure’s other customers.  Beijing Sure also occasionally paid expenses on behalf of the Company.  However, Mr. Guo sold Beijing Sure to an unrelated third party, Qi Yafen, in August of 2010.  We do not anticipate that Beijing Sure will be a supplier in the future.  We have replaced Beijing Sure with a number of unrelated vendors.

Our Customers

Our sales have been concentrated with a few major customers, who function as distributors for our water softeners.  Six purchasers accounted for 88% of our sales revenue during 2010.  These purchasers, and the percent of revenues that they represented during 2010, were Hengtaixin (25%), Guoningyuantai (15%), Shuisiqingrou (13%) Zhonghongde (13%), Chuanxiangxinzhi (11%) and Shueryingying (11%).  The loss of any one or more of these customers could be expected to have a material adverse impact on the financial results of the Company.

Competition

The market for water softeners in China is highly competitive.  There are numerous smaller Chinese companies in the market that generally import the key components and then assemble them.  However, Sure China’s most significant competition is from multi-national entities headquartered outside of China.  These include RainSoft and Erie Water Treatment Companies, which are divisions of Aquion Partners, L.P.; EcoWater Systems of Berkshire Hathaway’s Marmon Group; Pentair, Inc.; and Enmetec GmbH.  All of these companies are based in the United States, other than Enmetec which is German.

Sure China has a number of significant advantages over the competition in China.  We have the world’s only computer automated control valve in a household water softener.  As a result, our system reduces the use of water, salt and energy, all of which are relatively expensive in China.  Also, our system is better suited to the extremely hard water typical in China when compared to softeners built by U.S. companies.  This technology is protected by our patent and other laws and contractual provisions in China.

To the best of our knowledge, we are the low price leader for water softeners in China.  The purchase price of our system to the consumer is 4,000 RMB ($597).  Systems of similar or inferior quality offered by our competitors cost between 6,840 RMB and 35,000 RMB, enabling China Sure to offer its product with at least a 40% price advantage.  Our price advantage is achieved from three factors:

•	We can offer our product at a significantly lower cost than off-shore competitors because we do not bear the costs of transportation and import taxes that they bear.

•	We can manufacture our products at lower cost than our off-shore competitors because of the lower labor costs in China.

•
We have advanced technology not available to our Chinese competitors, which enables us to manufacture our products more efficiently than other Chinese companies. Our advanced technology also enables us to provide customers savings over the life of our products not available in our competitors’ products.

The operating cost of the Sure China system to the consumer is 1,500 RMB per year less than the on-going expense of competing products.  This advantage is due to savings in energy, water and salt.  Over the expected life of the product, our system can save 4,000 tons of water, 5,000 kilograms of renewable salt and 30,000 RMB ($4,477) in energy cost when compared with similar water softeners.  This advantage will grow as the prices of energy and water increase.  We also provide high quality, professional on-site installation and after-sales service.  Sure China was the first company in China to offer a limited three-year warranty.

Water softeners manufactured in the United States by our competitors. have control screens that are very small with directions in English.  Our system is the only one whose LCD screen is larger and uses the Chinese language, which makes it significantly easier for Chinese consumers to use.

Finally, Sure China, since the inception of its business in 2007, has built up substantial equity in its brand name.  It is well known among consumers in China, and its acceptance is indicated by the fact that no system that we have sold has ever been returned.

Employees

Presently, we have a total of 80 employees.  15 are professional technicians, 25 are sales personnel, and 11 are administrative staff.  Although employment will expand as the business grows, there is no current plan to make a major change in the number of personnel.

Item 1A.               RISK FACTORS

You should carefully consider the risks described below before buying our common stock.  If any of the risks described below were realized, that event could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

We operate in a highly competitive marketplace, which could adversely affect our sales and financial condition.

We compete on the basis of quality, price, technology, product development and customer service.  Along with smaller Chinese competitors, several major multi-national enterprises compete directly with us in China.   These competitors are larger than we are and have substantially greater financial resources that allow them to be in a better position to withstand changes in the industry.  Many also have been in the business for a longer period of time and have greater accumulated experience and higher global name recognition.   Our existing competitors may introduce new products based on more competitive alternative technologies that may cause us to lose customers which would result in a decline in our sales volume and earnings.  It is also likely that new competitors will enter the water softening market in China.  These entities may broaden or enhance their offerings to provide a product similar to ours or to compete more effectively with our products.  Our customers respond to high quality and low cost products and services. While we currently have significant advantages over our competitors in these areas, there can be no assurance we will be able to maintain this favored position over time.  Funding acquisitions, hiring new employees, establishing sales subsidiaries and incurring the other costs of marketing expansion will increase expenses and thus adversely affect our margins.  Costs incurred in research and development may also increase. Competition could cause us to lose market share, or increase expenditures or reduce pricing, each of which would have an adverse effect on the results of our operations, cash flows and financial condition.

Changes in technology could make our products obsolete or uneconomic.

Our proprietary technology, the fourth generation household system incorporating a computerized automatic control valve, is a key competitive advantage for us.   Certain aspects of the system are protected by a patent in China.  Other features are the subject of patent applications.  If these patents are not granted, competitors may be able to replicate these aspects of the technology in their products.  In addition, new developments in the field of electronics are occurring at a rapid pace, and there can be no assurance that such development will not give rise to a different system that is superior to those offered by Sure China.  Engineers may also be able to design a similar valve that serves the same function without violating the existing patent.  To the extent our competitors can take advantage of these technologies, competition in the water softener market will increase and our revenues could decline.

Defense of our intellectual property rights could be expensive, time consuming and distracting.

 Our ability to compete effectively depends on our ability to distinguish our products from those of our competitors.  One of Sure China’s key competitive advantages is the fact that its household water softener incorporates a computer automated control valve.  In order to protect this advantage and related technologies, we have relied on a patent, a trademark, trade secret laws, confidentiality procedures and contractual provisions.  However, competitors are not prevented from developing products similar to ours or challenging our brand names or products.  There has been an increasing trend for market participants to use conflicts over, and challenges to, intellectual property rights as a means to compete.  Patent and trademark challenges and enforcement of contractual provisions would increase our costs and divert the energies of management.

General economic conditions in China, including difficult credit and residential construction markets, affect demand for our products.

The success of our future sales efforts will to an extent depend on the continued strength of the Chinese economy and the availability of disposable income to the Chinese population.  Recent actions by the governmental authorities indicate a desire to slow the economy.  Also, many observers are predicting a significant drop in commercial real estate prices, which would have a material negative impact on consumer confidence and the overall economy.  A significant economic slowdown or, more importantly, a recession could substantially hinder our efforts to implement our business plan.

Financing the investments that we plan may result in dilution of the equity of our present shareholders.

Our business plan contemplates that we will raise $8 million in capital prior to the end of 2011 in order to implement our growth strategy.  We intend to raise all or a large portion of the necessary funds by selling equity in our company.  At present we have no commitment from any source for those funds.  We cannot determine, therefore, the terms on which we will be able to raise the necessary funds if at all.  It is possible that we will be required to dilute the value of our current shareholders’ equity in order to obtain the funds.  If, on the other hand, we are unable to raise the necessary funds, our growth will be limited, as will our ability to compete effectively.

Reliance on one supplier for the large majority of our raw materials could adversely affect our operating results.

During the year ended December 31, 2010, Sure China acquired 95% of its raw materials, molded plastic products, from JinMa Co.  Although there are feasible alternative sources for these products, the loss of JinMa Co. as a supplier could be expected to have a material adverse effect on Sure China.  A shift to a new provider could result in increased costs, which would reduce margins.  In addition, if our supply of parts from JinMa Co were suddenly disrupted, our production would be delayed, which would delay revenue and possibly result in a loss of customers.  If, for either of these reasons, we are unable to produce sufficient products at reasonable prices to meet demand, our distribution network is likely to atrophy.  This could have a long-term negative effect on our ability to expand the business, in addition to the near-term loss of income.  Until additional sources of supplies are developed and favorable price terms negotiated for higher volumes, our reliance on one supplier puts the welfare of our business at risk.

Our profitability could decline if we are unable to manage and sustain our growth.

Our continued success depends on the expansion of our operations, the effective management of growth, and possibly the successful integration of acquired businesses, which will place a significant strain on our management, operations and financial resources.  To achieve our plan, we must hire and train additional personnel and may have to acquire new equipment, facilities, information technology and other infrastructure resources.  We do not know if we will be able to expand our business rapidly enough or adequately manage this growth.  If we do not accurately predict demand for our products, we may have too much or too little production capacity.

Currency fluctuations may adversely affect our operating results.

Sure China generates revenues and incurs expenses and liabilities in Chinese Renminbi (“RMB”), the currency of China.  However, as a subsidiary of the Company, Sure China will report its financial results in the United States in U.S. Dollars.  As a result, our financial results will be subject to the effects of exchange rate fluctuations between these currencies.  From time to time, the government of China may take action to stimulate the Chinese economy that will have the effect of reducing the value of RMB.  In addition, international currency markets may cause significant adjustments to occur in the value of the RMB.  Any such events that result in a devaluation of the RMB versus the U.S. Dollar will have an adverse effect on our reported results.  We have not entered into agreements or purchased instruments to hedge our exchange rate risks.

Capital outflow policies in China may hamper our ability to pay dividends to shareholders in the United States.

China has adopted currency and capital transfer regulations. These regulations require that we comply with complex regulations for the movement of capital.  Although Chinese governmental policies were introduced in 1996 to allow the convertibility of RMB into foreign currency for current account items, conversion of RMB into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration of Foreign Exchange. We may be unable to obtain all of the required conversion approvals necessary for our operations, and Chinese regulatory authorities may impose greater restrictions on the convertibility of the RMB in the future. Because most of our future revenues will be in RMB, any inability to obtain the requisite approvals or any future restrictions on currency exchanges will limit our ability to pay dividends to our shareholders.

All of our assets are located in China.  So any dividends or proceeds from liquidation are subject to the approval of the relevant Chinese government agencies.

Our assets are located inside China. Under the laws governing Foreign Invested Enterprises in China, dividend distribution and liquidation are allowed but subject to special procedures under the relevant laws and rules.  Any dividend payment will be subject to the decision of the board of directors and subject to foreign exchange rules governing such repatriation.  Any liquidation is subject to both the relevant government agency’s approval and supervision as well the foreign exchange control. This may generate additional risk for our investors in case of dividend payment or liquidation.

We have limited business insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products.  Sure China has insurance related to transportation vehicles and employee benefits, such as medical and retirement coverage.  Chinese insurance companies do not, to our knowledge, offer business liability insurance.  As a result, we do not have any business liability insurance coverage for our operations.  Moreover, while business disruption insurance is available, we have determined that the risks of disruption and cost of the insurance are such that we do not require it at this time.  Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Because our funds are held in banks which do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue in business.

Banks and other financial institutions in China do not provide insurance for funds held on deposit.  As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

We may have difficulty establishing adequate management and financial controls in China.

China has only recently begun to adopt the management and financial reporting concepts and practices that investors in the United States are familiar with.  We may have difficulty in hiring and retaining employees in China who have the experience necessary to implement the kind of management and financial controls that are expected of a United States public company.  If we cannot establish such controls, we may experience difficulty in collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet U.S. standards.   We may also incur significant legal and financial costs to ensure compliance with U.S. corporate governance and accounting requirements.

Material weaknesses in our internal controls over financial reporting and our disclosure controls and procedures could result in misstatements and errors in the reports that we file with the Securities and Exchange Commission

The members of our accounting staff were engaged by Sure China, our Chinese operating company, before it became a subsidiary of a U.S. public company.  Sure China maintains its books and records according the Chinese accounting practices, which vary from U.S. generally accepted accounting practices in many important respects.  Although our Chief Financial Officer and two senior accountants have each received academic training in U.S. GAAP, their experience in applying such principles and practices is limited, and there is no other member of our accounting staff who has either training in or experience with U.S. GAAP.  Unless the familiarity of our accounting staff with U.S. GAAP increases significantly, when we file our Annual Report on Form 10-K for the year ended December 31, 2011, we will report that there are material weaknesses in our disclosure controls and procedures and in our internal controls over financial reporting, both consisting of our accounting staff’s lack of familiarity with U.S. GAAP.  This lack of familiarity could result in errors in the financial reports that we file with the Securities and Exchange Commission, which could, when discovered, result in subsequent restatements of our financial statements.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

As our ultimate holding company is a New York corporation, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Certain political and economic considerations relating to China could adversely affect our company.

China is transitioning from a planned economy to a market economy. While the PRC government has pursued economic reforms since its adoption of the open-door policy in 1978, a large portion of the Chinese economy is still operating under five-year plans and annual state plans. Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors can also lead to further readjustment of such reforms. This refining and readjustment process may not necessarily have a positive effect on our operations or future business development. Our operating results may be adversely affected by changes in China’s economic and social conditions as well as by changes in the policies of the PRC government, such as changes in laws and regulations, or the official interpretation thereof, which may be introduced to control inflation, changes in the interest rate or method of taxation, and the imposition of additional restrictions on currency conversion.

Currency conversion and exchange rate volatility could adversely affect our financial condition and the value of our common stock.

The PRC government imposes control over the conversion of Renminbi, or RMB, into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes an exchange rate, which we refer to as the PBOC exchange rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC exchange rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations of the PRC issued by the State Council which came into effect on April 1, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment of the PRC which came into effect on July 1, 1996, regarding foreign exchange control, conversion of RMB into foreign exchange by Foreign Investment Enterprises, or FIEs, for use on current account items, including the distribution of dividends and profits to foreign investors, is permissible. FIEs are permitted to convert their after-tax dividends and profits to foreign exchange and remit such foreign exchange to their foreign exchange bank accounts in China. Conversion of RMB into foreign currencies for capital account items, including direct investment, loans, and security investment, is still under certain restrictions. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, which provides that the PRC government shall not impose restrictions on recurring international payments and transfers under current account items.

Enterprises in China, including FIEs, which require foreign exchange for transactions relating to current account items, if within a certain limited amount may, without approval of the State Administration of Foreign Exchange, or SAFE, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks by providing valid receipts and proofs.  Convertibility of foreign exchange in respect of capital account items, such as direct investment and capital contribution, is still subject to certain restrictions, and prior approval from the SAFE or its relevant branches must be sought.

Between 1994 and 2004, the exchange rate for RMB against the U.S. dollar remained relatively stable, most of the time in the region of approximately RMB8.28 to US$1.00. However, in 2005, the Chinese government announced that it would begin pegging the exchange rate of the RMB against a number of currencies, rather than just the U.S. dollar. As our operations are primarily in China, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, financial condition and the value of our common stock. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of this currency against the U.S. dollar could have a material adverse effect on our business, financial condition, results of operations and the value of our common stock. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the RMB, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund our cash and financing requirements, but such dividends and other distributions are subject to restrictions under PRC law. Limitations on the ability of our operating subsidiary to pay dividends or other distributions to us could have a material adverse effect on our ability to grow, make investments or acquisitions, pay dividends to you, and otherwise fund and conduct our business.

We are a holding company and conduct substantially all of our business through our operating subsidiary, Sure China, which is a limited liability company established in China. We will rely on dividends paid by Sure China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to regulations that will permit Sure China to pay dividends to us only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Sure China is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, Sure China is required to allocate a portion of its after-tax profit to its enterprise expansion fund and the staff welfare and bonus fund at the discretion of its board of directors. Moreover, if Sure China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of Sure China to pay dividends or other distributions to us could have a material adverse effect on our ability to grow, make investments or acquisitions, pay dividends to you, and otherwise fund or conduct our business.

The scope of our business license in China is limited, and we may not expand or continue our business without government approval and renewal, respectively.

Our principal operating subsidiary, Sure China, is a limited liability company under PRC law. A PRC limited liability company can only conduct business within its approved business scope, which ultimately appears on its business license. In order for us to expand our business beyond the scope of our license, we woould be required to enter into a negotiation with the authorities for the approval to expand the scope of our business. We cannot assure you that Sure China will be able to obtain the necessary government approval for any change or expansion of our business scope.  As a result, if there were adverse events affecting our water softener business, our flexibility in crafting a corporate response would be limited.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a recent circular issued by the State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, the circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management. If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our stock may be subject to a PRC withholding tax. This will have an impact on our effective tax rate, a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders.

We may be subject to fines and legal or administrative sanctions if we or our PRC citizen employees fail to comply with PRC regulations with respect to the registration of such employees’ share options and stock grants.

Pursuant to the Implementation Rules of the Administration Measure for Individual Foreign Exchange, issued in January 2007 by SAFE and the relevant guidance issued by SAFE in March 2007, PRC domestic individuals who have been granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Accordingly, our employees who are PRC nationals resident in China to whom we grant shares or share options will be subject to these rules. In addition, we, our PRC subsidiaries or other qualified PRC agent are required to appoint an asset manager or administrator and a custodian bank, as well as to open a foreign currency account to handle transactions relating to the share option or other share incentive plan. If we or our PRC option holders fail to comply with these rules, we may be subject to fines up to RMB300,000 and other legal or administrative sanctions.

We may have difficulty defending our intellectual property rights from infringement which may undermine our competitive position.

We have been designing and developing new technology. We rely on a combination of patents, trade secret laws, and restrictions on disclosure to protect our intellectual property rights. Unauthorized use of our technology could damage our ability to compete effectively.  We regard our service marks, trademarks, trade secrets, patents and similar intellectual property as critical to our success. Our trade secrets may become known or be independently discovered by our competitors. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain and even if we are successful in such litigation it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. In addition, there can be no assurance that we will be able to obtain licenses from third-parties that we may need to conduct our business or that such licenses can be obtained at a reasonable cost.

The Company is not likely to hold annual shareholder meetings in the next few years.

Unless the Company’s common stock becomes listed on an exchange that requires the listing company to hold annual meetings of shareholders, Management does not expect to hold annual meetings of shareholders, due to the expense involved.  The current members of the Board of Directors were appointed to that position by the previous directors.  If other directors are added to the Board in the near future, it is likely that the current directors will appoint them.  As a result, the shareholders of the Company will have no effective means of exercising control over the operations of the Company.

8

Item 2.                 FINANCIAL INFORMATION

China Sure Water (USA) Inc., a Delaware corporation, was merged into Biometrics 2000 Corporation, a New York corporation, on October 5, 2010, at which time the name of the New York corporation was changed to China Sure Water (USA) Inc.  The transaction was a reverse merger for accounting purposes.  As a result, when we file financial statements for periods ending after October 5, 2010, the historical financial statements of the Delaware corporation are submitted as the historical financial statements of the New York corporation.

In these historic financial statements, the financial results of Sure China, its subsidiary, are consolidated with those of the New York corporation and those of Sure Water Quality Control Technology (China) Inc. Limited (“Sure Water’), a wholly owned Hong Kong subsidiary of the New York corporation that is the intermediate holder of 40% of Sure China’s stock.

Results of Operations

Revenue for the Company increased to $13,806,434 during the year ended December 31, 2010, an increase of 109% over the $6,614,643 in sales recorded during the year ended December 31, 2009.  Given that the only a small portion of the potential customers for water softeners in China currently own a water softener, and given the ongoing expansion of our marketing network, we anticipate that sales revenue will continue to grow.

Our cost of goods sold was $6,831,234 for  2010, yielding a gross profit of $6,975,200 or 50.5% of sales.  In  2009, our gross profit of $2,933,299 represented 44.3% of sales.  The improvement in gross margin is attributable to a number of factors:

•
Our largest customer during the 2010 was a real estate developer, who purchased our products at retail price, which is approximately 25% higher than the price we charge to distributors.  During 2009, almost all of our sales were to distributors at wholesale prices.

•
In 2010 we introduced a new, more compact machine, in which the machine body and the salt container are combined.  We are selling this product with a somewhat higher profit margin than the machines we sold in 2009.

•
Direct sales at retail prices from our showrooms in Beijing are beginning to contribute to our revenue, providing a higher margin than the wholesale prices we charge to distributors.  If we are successful in expanding our industrial customer base, a market that we have targeted for focus in 2012, the portion of our revenues derived from direct sales should continue to grow.

Our costs and expenses remain low relative to revenue, equaling 5.0% of sales during  2010 and 6.1% of sales during  2009.  We incur relatively low selling costs by utilizing a small number of large distributors as the principal component of our marketing network.  Moreover, even as we have expanded our direct marketing to consumers in Beijing, our marketing department carries only a modest staff.  Thus sales have increased faster than our selling expenses.

After accrual of corporate income tax, net income for the Company was $4,837,418 for  2010, an increase of 122% over the $2,175,865 earned during  2009.  Net income as a percentage of sales was 35.0% during 2010 as opposed to 32.9% during 2009.  This increased profitability is a reflection of efficiencies discussed above.

Our business operates entirely in Chinese Renminbi, but we report our results in our SEC filings in U.S. Dollars.  The conversion of our accounts from RMB to Dollars results in translation adjustments.  While our net income is included in the retained earnings on our balance sheet; the translation adjustments are included in a line item on our balance sheet labeled “accumulated other comprehensive income,” since they are more reflective of changes in the relative values of U.S. and Chinese currencies than of the success of our business.  During  2010, the effect of converting our financial results from RMB to U.S. Dollars was to increase our accumulated other comprehensive income by $230,357.  During 2009, when the Yuan-Dollar exchange rate was more stable, the effect of converting our financial results from RMB to U.S. Dollars was to increase our accumulated other comprehensive income by $1,291.

Liquidity and Capital Resources

To date the development of our company has been funded by the contributions that our founder made to the capital of the company, as well as working capital loans that he makes when needed.  During the past three years, growth has been funded by income from operations:  $322,752 in 2008, $2,525,076 in 2009, and $3,706,509 in 2010.  As a result of this combination, at December 31, 2010 we had $6,703,647 in working capital, primarily consisting of cash on hand of $5,072,181.  At the same time, we had no long-term liabilities and no debt other than taxes.  We are confident, therefore, of our ability to fund future operations.

Our working capital increased by $4,556,158 during 2010.  The increase was approximately equal to our net income, due to our practice of paying creditors promptly.  Our working capital at the end of 2010 included $809,168 in accounts receivable, compared to no accounts receivable at the end of 2009.    In general, we carry a low level of accounts receivable relative to sales, as most of our sales are made for cash.  We do afford credit to some of our distributors, however.  In 2010 we have undertaken to reduce the amount of extended credit that we afford to customers, and, as a result, at December 31, 2010 only $426,884 of accounts receivable were more than 30 days old.

The expansion of our direct marketing program has necessitated that we carry a higher level of finished goods inventory.  As a result our inventory levels have generally increased steadily, from $550,247 at December 31, 2008 to $805,719 at December 31, 2009 to $1,086,108 at September 30, 2010.  Included in September 30, 2010 inventory was $852,895 in finished goods, a sizeable jump from the $312,773 in finished goods inventory we carried at December 31, 2009.  In the 4th quarter of 2010, however, we experienced a surge in sales which reduced our finished goods inventory to $108,439.  We plan to replenish our finished goods inventory, and expect to devote a significant portion of our future cash flow to additions to our inventory.

In 2010, the next largest offset, after accounts receivable, to cash flows from operations was our decision to prepay RMB 6,000,000 ($895,000) in rent for the new premises that we leased in January of 2010.  Our ability to prepay the rent gained us very favorable terms.  The prepaid amount will be amortized over the five year term of the lease.  After amortization for the 2010 portion of the lease term, the net cash used in creating this prepaid expense was $728,160.

The other elements of our Current Assets at December 31, 2010 were:

•
an investment deposit of $910,200.  The Company is currently negotiation a potential acquisition.  In keeping with common practice in China, the Company has deposited these funds to show good faith in the negotiations.  If the negotiations result in an acquisition, the deposit will be applied to the purchase price.  If the negotiations terminate without an acquisition, the funds will be returned to the Company.

•
a $143,468 deferred tax asset.  Temporary differences in taxation values, primarily with respect to accrued expenses, gave rise to this asset.  We have recorded it as a current asset because we expect to use it to offset taxable income in 2011.

With one exception, our financing activities during 2008, 2009 and 2010 have involved short-term loans that our Chairman has made to meet immediate cash needs.  In 2009, however, prior to the date when China Sure - Delaware acquired the Hong Kong subsidiary that owns 40% of Sure China, Sure China paid a dividend of $1,467,000 to the Hong Kong company, which was distributed to its shareholders.  This represented their proportionate share of retained earnings for periods prior to the transfer of ownership.

We project a need for an additional $5 to $8 million in funding prior to year end 2011 in order to execute our growth strategy.  The large majority of these funds would be used for acquisitions or other means of expanding the business to other cities outside of Beijing.  Additional uses would be to open a fourth showroom and additional community sales offices in Beijing, to finance other sales and marketing expenses and to support additional research and development.  Our intention is to raise these funds through sales of equity.  In the event we are unable to raise additional funds, we will postpone some of the expenditures described above and invest our operating cash flow to continue the growth of the business.

Item 3.                  PROPERTIES

We leased facilities located in the ZhongGuaCun High Tech Park in Beijing that serve as the primary location for our manufacturing operations and warehouse.  The lease provides us 4,000 square meters of manufacturing space, which has a capacity to produce about 300,000 units per year.  This represents the largest production capacity of any manufacturer of water softeners in China.   We currently employ 85 assemblers at this site, where our primary operations consist of assembling and packaging final products from pre-fabricated components made to our order by our suppliers. We occupied the premises under a two year lease at a rental of 1,200,000 RMB ($180,000) per year.  The lease expired at the end of 2010, and we are now in negotiations with the landlord regarding terms of renewal.

In 2010 we moved our executive offices  to Building 18, ShuGuang Garden Middle Road, Hai Dian District in Beijing, occupying 800 square meters.  We occupy the premises under a lease from Beijing Hai Kong Lian Company.  The term of the lease expires in 2014.  We pay an annual rent of RMB 1,200,000 ($179,000).  In April 2010 we prepaid all five years’ rent.

Previously our executive offices and operations were located in two spaces in the Hai Dian District in Beijing that we lease from Xinhong Guo, our Chairman.  We continue to use these spaces under leases that will expire in 2011.  We pay annual rent of 100,000 RMB ($15,000) for an office facility under a lease that expires at the end of 2011.  We pay annual rent of 600,000 RMB ($90,000) for a warehouse facility at No. 9, Building 23, Ning Zhuang West Road, Hai Dian District in Beijing.  The warehouse lease will expire on December 31, 2011.

We also maintain a U.S. representative office in New York City.

Item 4.                  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the date of this prospectus by the following:

•	each shareholder known by us to own beneficially more than 5% of our common stock;

•	Xinhong Guo, our Chief Executive Officer

•	each of our directors; and

•	all directors and executive officers as a group.

There are 20,777,200 shares of our common stock outstanding on the date of this registration statement.  Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below have sole voting power and investment power with respect to their shares,  subject to community property laws where applicable.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

In computing the number of shares beneficially owned by a person and the percent ownership of that person, we include shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days. We do not, however, include these “issuable” shares in the outstanding shares when we compute the percent ownership of any other person.  At the present time, none of the named shareholders holds any options or warrants.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class
Xinhong Guo	4,025,440(2)	19.4%
Xiaojie Guo	3,019,080(2)	14.5%
All officers and directors (3 persons)	8,030,752	38.7%
Heiling Liu(3)	3,019,080	14.5%
________________________________
(1)	Shares are owned of record and beneficially, unless otherwise noted.

(2)	Xiaojie Guo is the daughter of Xinhong Guo. However, each of the directors disclaims beneficial ownership of the other’s shares.

(3)	The address of Heiling Liu is 47 Zhi Cun Road, Apt. 6502, Building One, Hai Dian, Beijing, P.R. China.

Item 5.                  DIRECTORS AND EXECUTIVE OFFICERS

The executive officers and directors of the Company are:

Name	Age	Position with the Company	Director Since
Xinhong Guo	53	Chairman, Chief Executive Officer	2010
Xiaojie Guo	25	Director, Chief Financial Officer	2010
C. Mark Tang	44	Secretary	--

Directors hold office until the annual meeting of the Company’s stockholders and the election and qualification of their successors.  Officers hold office, subject to removal at any time by the Board, until the meeting of directors immediately following the annual meeting of stockholders and until their successors are appointed and qualified.

Xinhong Guo.   Mr. Guo founded Sure (China) Water Science and Technology Co. Ltd. in 2007, and has served as its Chief Executive Officer since that time.  From 2001 to 2007 Mr. Guo served as Chairman of Beijing Sure Science and Technology Co., Ltd., a PRC entity that manufactured and sold household water softeners.  Mr. Guo graduated from Beijing Science and Business University, with a B.S. in Economics.  Mr. Guo is father of Xiaojie Guo, a member of our Board of Directors.

Xiaojie Guo.   Ms. Guo has been employed as General Manager and chief financial officer of Sure (China) Water Science and Technology Co. Ltd. since March 2009.  From 2002 to 2006, Ms. Guo was a student at the Beijing Science and Technology University, from which she graduated with a BS in finance in June 2006.  In 2008 Ms. Guo also earned a Masters Degree in Accounting from Glasgow University in the United Kingdom.  From 2008 to 2009 Ms. Guo was employed as a Loan Officer by  China Mingshen Bank.  Ms. Guo is daughter of Xinhong Guo, a member of our Board of Directors.

C. Mark Tang.  Mr. Tang has served as Secretary since 2011.  Mr. Tang has been a founder and the Managing Director of World Tech Ventures, LLC, which is a merchant banking and advisory firm focused in China and the U.S.  From 2004 to 2006 Mr. Tang was a director at Rutgers Business School.  From 1993 to 1996 Mr. Tang was a post-doctoral fellow at Rockefeller University, New York City. Prior to 2003, Mr. Tang was employed in various capacities in several global investment banks in New York.  From 2008 until 2009 Mr. Tang was a member of the Board of Directors of Tongli Pharmaceuticals, Inc. (OTCBB:  TGLP).  Mr. Tang holds a Ph.D. in Biochemistry and an MBA in finance.

Item 6.                 EXECUTIVE COMPENSATION

During the past three years China Sure Water (USA) Inc., the registrant, has had no business operations and no executive officers.  In October 2010, through the merger with China Sure Water (USA) Inc., a Delaware corporation, the Company became beneficial owner of Sure (China) Water and Science Technology Co., Ltd. (“Sure China”).  The following table sets forth all compensation awarded to, earned by, or paid by Sure China to Xinhong Guo, its Chief Executive Officer, for services rendered in all capacities to the Company during the past three fiscal years.  There were no executive officers whose total salary and bonus for the fiscal year ended December 31, 2010 exceeded $100,000.

	Year	Salary	Bonus	Stock Awards	Option Awards	Other Compensation
Xinhong Guo	2010	--	--	--	--	--
	2009	--	--	--	--	--
	2008	--	--	--	--	--

Employment Agreements

Neither the Company nor Sure China has an employment agreement with any of its executive officers.

Compensation of Directors

Employees who are also members of the Board of Directors are not additionally compensated for their services as a director.  We have not determined the compensation that will be paid to directors who are not also employees, and have paid nothing to date for those services.

Equity Grants

The Company has no equity grant programs.  The Company’s Chief Executive Officer, Xinhong Guo, holds no stock options or unvested stock awards, and held none at any time during the year ended December 31, 2010.

Item 7.                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Party Transactions

During 2009 and 2010 Sure China purchased raw materials from Beijing Sure Science and Technology Co., Inc., a company owned by our Chairman, Xinhong Guo.  Sure China paid $243,200 to that company in 2009 and $320,509 in 2010.  The Company believes that the terms of the purchases were more favorable to Sure China than would have been accomplished in arms-length transactions.

Sure China leases certain administrative offices and warehouse and manufacturing facilities from  Xinhong Guo.  Sure China pays approximately $104,000 per year under the leases.  The Company believes that the terms of the lease are at least as favorable to Sure China as would be obtained in an arms-length transaction.

Director Independence

None of the members of our Board of Directors are independent, as “independent” is defined in the rules of the NASDAQ Stock Market.

Item 8.                 LEGAL PROCEEDINGS

In 2007, the Company, then known as “Biometrics 2000 Corporation” became subject to the jurisdiction of the United States Bankruptcy Court for the Southern District of New York (“In re Biometrics 2000 Corporation, Debtor,” Bankruptcy No. 07-22818).  The business previously conducted by the Company was liquidated.  A Plan of Reorganization was adopted, pursuant to which China Sure Water (USA) Inc., a Delaware corporation, was merged into the shell corporation.  The Plan of Reorganization contemplates that the merged company will file this registration statement and, when the registration statement is effective, will apply to list its common stock for quotation on the OTC Bulletin Board.  When the Company has accomplished that listing, the Court will enter a final decree closing the bankruptcy case.

Item 9.                 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)	Market for the Common Stock

There is no market for the Company’s common stock, nor has there been any price quoted publicly for the common stock within the past three years.  Soon after the effective date of this registration statement, Management intends to apply for a listing on the OTC Bulletin Board.

(b)	Derivative Securities

On March 1, 2011 the Company issued to five investors 15% Convertible Debentures in the aggregate principal amount of $650,000.  In the event that the Company completes a debt or equity financing with gross proceeds of at least $5 million while the Debentures are outstanding, the holders will be entitled to convert the principal and accrued interest on the Debentures into the securities sold in the offering at a 25% discount to the offering price.

(c)	Shareholders of Record

There are 256 holders of record of the Company’s common stock.

(d)	Dividends

In 2009, prior to the acquisition by China Sure - Delaware of the Hong Kong company that owns 40% of Sure China, Sure China paid a dividend of $1,467,000 to the Hong Kong company, which distributed the funds to its shareholders.  This represented their proportionate share of the retained earnings of Sure China for the period prior to the transfer.

With the exception of that single distribution to the Hong Kong company, neither the Company nor its subsidiaries has ~~never~~  paid or declared any cash dividends on its Common Stock and does not foresee doing so in the foreseeable future.  The Company intends to retain any future earnings for the operation and expansion of the business.  Any decision as to future payment of dividends will depend on the available earnings, the capital requirements of the Company, its general financial condition and other factors deemed pertinent by the Board of Directors

(e)	Securities Authorized for Issuance Under Equity Compensation Plans

The Company has no equity compensation plans.

Item 10.               RECENT SALES OF UNREGISTERED SECURITIES

On March 29, 2010 the United States Bankruptcy Court for the Southern District of New York approved the Plan of Reorganization submitted by the Company in the action titled “In Re Biometrics 2000 Corporation, Debtor.” (Case No. 2007-22818).  Pursuant to the Plan, the Company issued 19,900,000 shares of its common stock as follows:

	Shares	Percentage of Outstanding
Creditors	1,509,540	7.5%
Bankruptcy Administrators(1)	1,408,904	7.0%
Shareholders of Delaware Corporation(2)	17,108,120	85.0%
_______________________
(1)	Includes attorneys, agents, investment bankers and others who performed services in connection with the Company’s bankruptcy proceeding.

(2)
The Plan contemplated the merger of China Sure Water (USA) Inc., a Delaware corporation into the Company, with 17 million of the Company’s shares being issued to the shareholders of the Delaware corporation.

By order of the Court, the shares were issued pursuant to the exemption from registration under the Securities Act provided by Section 1145 of the United States Bankruptcy Code.  There were no underwriters.

On March 1, 2011 the Company sold to five investors 650,000 shares of common stock and 15% promissory notes due December 1, 2011 for an aggregate price of $650,000.   The securities were issued without registration pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated there under, as the investors were accredited, sophisticated investors purchasing for their own accounts.  There was no underwriter.

Item 11.               DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

We are authorized to issue up to 400,000,000 shares of common stock, $0.001 par value per share. Holders of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available. Holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including the election of directors.  There is no cumulative voting in the election of directors.  Holders of our common stock do not have any conversion, redemption or preemptive rights. In the event of our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding.

Item 12.               INDEMNIFICATION OF DIRECTORS AND OFFICERS

The New York Business Corporation Law provides that a New York corporation may adopt in its certificate of incorporation and/or bylaws any provision regarding indemnification of directors and officers and advancement of expenses to them, except that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

The Company’s Certificate of Incorporation and its Bylaws each provide that the Company will indemnify a director or officer to the full extent permitted by the Business Corporation Law of the State of New York.

Item 13.               FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements appear on pages F-1 through F-14 at the end of this registration statement.

Item 14.               CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On October 5, 2010 China Sure Water (USA) Inc., a New York corporation then known as Biometrics 2000 Corporation (the “New York Corporation”) completed a reverse merger in which the shareholders of China Sure Water (USA) Inc., a Delaware corporation (the “Delaware Corporation”) received a majority of the capital stock of the New York Corporation in exchange for all of the outstanding shares of the Delaware Corporation.  At the time of the reverse merger, Paritz & Company, P.A. was the auditor of record for the Delaware Corporation.  Accordingly, on October 5, 2010, by reason of the reverse merger, Paritz & Company, P.A. became the principal independent accountant for the New York Corporation, and the Board of Directors of the New York Corporation dismissed Davis Accounting Group, P.C. from its position as the principal independent accountant for China Sure Water (USA) Inc.

The audit report of Davis Accounting Group, P.C. on China Sure Water (USA) Inc.’s financial statements for the years ended December 31, 2009 and 2008 stated that there was substantial doubt as to the Company’s ability to continue as a going concern.  Other than that qualification, the audit report did not contain any adverse opinion or disclaimer of opinion or qualification.  Davis Accounting Group, P.C. did not, during the applicable periods, advise China Sure Water (USA) Inc. of any of the enumerated items described in Item 304(a)(1)(iv) of Regulation S-K.

China Sure Water (USA) Inc. and Davis Accounting Group, P.C. have not, during China Sure Water (USA) Inc.’s two most recent fiscal years or any subsequent period through the date of dismissal, had any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to Davis Accounting Group, P.C.’s satisfaction, would have caused Davis Accounting Group, P.C. to make reference to the subject matter of the disagreement in connection with his reports.

China Sure Water (USA) Inc. has requested Davis Accounting Group, P.C. to furnish a letter addressed to the Securities Exchange Commission stating whether or not Davis Accounting Group, P.C. agrees with the statements in Item 14 of this Registration Statement.  A copy of the letter will be filed by amendment as an exhibit to this Registration Statement when it is received by the Company.

China Sure Water (USA) Inc. has retained the firm of Paritz & Company, P.A. to serve as its principal independent accountant.  At no time during the past two fiscal years or any subsequent period prior to October 5, 2010 did the New York Corporation consult with Paritz & Company, P.A.  regarding any matter of the sort described above with reference to Davis Accounting Group, P.C., any issue relating to the financial statements of the New York Corporation, or the type of audit opinion that might be rendered for the New York Corporation

Item 15.               FINANCIAL STATEMENTS AND EXHIBITS

Exhibits

2	Plan of Reorganization of Biometrics 2000 Corporation dated February 1, 2010.*
3-a	Restated Certificate of Incorporation*
3-a(1)	Certificate of Amendment of Certificate of Incorporation filed July 8, 1997*
3-a(2)	Certificate of Amendment of Certificate of Incorporation filed December 24, 1997*
3-a(3)	Certificate of Amendment of Certificate of Incorporation filed June 23, 1998*
3-a(4)	Certificate of Amendment of Certificate of Incorporation filed June 29, 1999*
3-a(5)	Certificate of Amendment of Certificate of Incorporation filed December 29, 1999*
3-a(6)	Certificate of Amendment of Certificate of Incorporation filed December 31, 1999*
3-a(7)	Certificate of Amendment of Certificate of Incorporation filed March 18, 2004*
3-a(8)	Certificate of Merger of China Sure Water (USA) Inc. into Biometrics 2000 Corporation filed October 5, 2010*
3-b	Bylaws*
4-a	Form of 15% Debenture Due December 1, 2011.**
22	Subsidiaries: Sure (China) Water Sciences and Technology Co., Ltd., a People’s Republic of China limited liability company
Sure Water Quality Control Technology (China) Inc. Limited, a Hong Kong limited liability company
___________________________

*   Filed with the initial filing of Form 10 on January 25, 2011.
** Filed with Amendment No. 1 to Form 10 on March 24, 2011.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 24 , 2011	CHINA SURE WATER (USA) INC.

By: /s/Guo Xinhong
Guo Xinhong, President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors
China Sure Water (USA) Inc.

We have audited the accompanying balance sheets of China Sure Water (USA) Inc. (the “Company”) as of December 31, 2010 and 2009 and the related statements of operations and comprehensive income, changes in stockholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Sure Water (USA) Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/Paritz & Company, P.A.

Hackensack, New Jersey
March 22, 2011 , except for note 15, which is dated October 18, 2011

CHINA SURE WATER (USA) INC.
BALANCE SHEETS

	December 31,
	2010	2009

ASSETS

CURRENT ASSETS:
Cash	$5,072,181	$2,431,373
Accounts receivable	809,168	-
Inventories	524,477	805,719
Prepaid rent - current portion	182,040	-
Investment deposit	910,200	-
Deferred tax assets	143,468	97,732
TOTAL CURRENT ASSETS	7,641,534	3,334,824

Property and equipment, net of accumulated depreciation	1,101,286	1,135,789
Prepaid rent	546,120	-

TOTAL ASSETS	$9,288,940	$4,470,613

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Taxes payable	$624,311	$519,777
Accrued expenses	313,576	317,520
Due to related party	-	350,038
TOTAL CURRENT LIABILITIES	937,887	1,187,335

STOCKHOLDERS' EQUITY
Common stock, par value $0.001,
400,000,000 shares authorized,
20,127,200 shares issued and outstanding
at December 31, 2010	20,127	1

Additional paid-in capital	440,530	460,656
Retained earnings	7,487,498	2,650,080
Other comprehensive income	402,898	172,541
TOTAL STOCKHOLDERS' EQUITY	8,351,053	3,283,278

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$9,288,940	$4,470,613

See Notes to the Financial Statements

CHINA SURE WATER (USA) INC.
STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

	Year ended	Year ended
	December 31, 2010	December 31, 2009

Sales	$13,806,434	$6,614,643

Cost of goods sold	6,831,234	3,681,344

Gross Profit	6,975,200	2,933,299

COSTS AND EXPENSES:
Selling expenses	72,175	91,538
General and administrative expenses	613,630	312,501
Total Cost and expenses	685,805	404,039

INCOME BEFORE INCOME TAXES	6,289,395	2,529,260

Income tax expense	1,451,977	353,395

NET INCOME	4,837,418	2,175,865

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	230,357	1,291

COMPREHENSIVE INCOME	$5,067,775	$2,177,156

Net income per share:
Basic and diluted	$0.24	$0.11

Weighted average shares outstanding:
Basic and diluted	20,127,200	20,127,200

See Notes to the Financial Statements

CHINA SURE WATER (USA) INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

					ACCUMULATED
			ADDITIONAL		OTHER	TOTAL
	COMMON STOCK		PAID-IN	RETAINED	COMPREHENSIVE	STOCKHOLDERS'
	SHARES	AMOUNT	CAPITAL	EARNINGS	INCOME	EQUITY
BALANCE - DECEMBER 31, 2008	-	$1	$460,656	$1,941,215	$171,250	$2,573,122

Foreign currency translation adjustments					1,291	1,291

Net Income				2,175,865		2,175,865

Dividend				(1,467,000)		(1,467,000)

BALANCE - DECEMBER 31, 2009	-	1	460,656	2,650,080	172,541	3,283,278

Recapitalization of Biometrics 2000 Corp	20,127,200	20,126	(20,126)			-

Foreign currency translation adjustments					230,357	230,357

Net Income				4,837,418		4,837,418

BALANCE - DECEMBER 31, 2010	20,127,200	$20,127	$440,530	$7,487,498	$402,898	$8,351,053

See Notes to the Financial Statements

CHINA SURE WATER (USA) INC.
STATEMENTS OF CASH FLOWS

	Year ended	Year ended
	December 31, 2010	December 31, 2009

OPERATING ACTIVITIES:
Net Income	$4,837,418	$2,175,865
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	71,400	58,447
Deferred tax assets	(45,736)	(97,732)
Inventory allowance	-	16,655
Changes in operating assets and liabilities
Accounts receivable	(809,168)	-
Inventories	308,703	(272,127)
Prepaid expenses	(728,160)	-
Customer deposit	-	(73,350)
Taxes payable	86,818	453,589
Accrued expenses	(14,766)	263,729
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,706,509	2,525,076

INVESTING ACTIVITIES:
Investment deposit paid to third party	(910,200)	-
Acquisition of property and equipment	-	(704)
NET CASH USED IN INVESTING ACTIVITIES	(910,200)	(704)

FINANCING ACTIVITIES:
Loan from (repayment to) related party	(361,968)	323,144
Loan repayment from related party	-	146,700
Cash dividends	-	(1,467,000)
NET CASH USED IN FINANCING ACTIVITIES	(361,968)	(997,156)

EFFECT OF EXCHANGE RATES ON CASH	206,467	1,327

INCREASE IN CASH	2,640,808	1,528,543

CASH - BEGINNING OF YEAR	2,431,373	902,830

CASH - END OF YEAR	$5,072,181	$2,431,373

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$1,522,897	$-

Equipment acquired by converting deposit	$-	$440,100

See Notes to the Financial Statements

CHINA SURE WATER (USA) INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

1             BUSINESS DESCRIPTION

China Sure Water (USA) Inc. (the “Company”) is a U.S. holding company incorporated in New York. The Company, through its wholly owned subsidiary in China, engaged in the production and marketing of water softeners for residential use in the People’s Republic of China (“PRC” or “China”)

China Sure Water (USA) Inc. (“Sure Delaware”) was incorporated in the State of Delaware on February 25, 2008. Sure Delaware has had no operations since its inception. Sure Delaware owns 60% of Sure (China) Water Science and Technology Co., Ltd. (“Sure China”), and Sure Delaware’s wholly-owned subsidiary, Sure Water Quality Control Technology (China) Inc. Limited, owns the remaining 40% of Sure China.

Sure China was incorporated under the laws of the Peoples Republic of China (“PRC”) as a limited liability company on March 23, 2007. In July 2008, through a recapitalization transaction which was accomplished as an exchange of shares between Sure China and Sure Delaware, Sure China became a subsidiary of Sure Delaware. Retroactive effect to the capitalization has been given in the accompanying financial statements.

After its previous business of developing biometric security devices failed in 2005, the Company (then known as “Biometrics 2000 Corporation”) entered into bankruptcy proceedings.  In 2010 the bankruptcy court approved a plan to reorganize the company in connection with a merger with Sure Delaware.

On October 5, 2010, to complete the reorganization, Sure Delaware merged into the Company and shares representing 85% of the issued and outstanding shares of the Company were issued to the shareholders of Sure Delaware. The Company accounts for this transaction as a reverse merger pursuant to which New York corporation will be the surviving corporation for legal purposes and Sure Delaware will be the surviving corporation for financial reporting purposes. After the merger, Sure Delaware ceased to exist and the name of the Company was changed to China Sure Water (USA) Inc.

2             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are presented in U.S. Dollars.

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

CHINA SURE WATER (USA) INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period.  Actual results could differ from those estimates.

Revenue recognition

Revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, and no other significant obligations of the Company exist and collectability is reasonably assured.  Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as advances from customers.

The Company’s sales agreements contain clauses that grant customers the right to return or exchange products within a year. The Company accounts for sales under the guidance of FASB ASC 605-15-25, “Revenue Recognition When Right of Return Exists”.  There have been no returns from customers since inception.

Shipping and handling costs

In accordance with ASC 605-45-45 “Accounting for Shipping and Handling Fees and Costs”, all amounts billed to customers in a sales transaction for shipping and handling are classified as revenue.

Cash

The Company maintains cash with financial institutions in the Peoples Republic of China (“PRC”) which are not insured or otherwise protected.  Should any of these institutions holding the Company’s cash become insolvent, or if the Company is unable to withdraw funds for any reason, the Company could lose the cash on deposit with the institution.

Accounts Receivable

Accounts receivables represent customer accounts receivables. The allowance for doubtful accounts is based on a combination of current sales, historical charge-offs and specific accounts identified as high risk. Uncollectible accounts receivable are charged against the allowance for doubtful accounts when all reasonable efforts to collect the amounts due have been exhausted. Such allowances, if any, would be recorded in the period the impairment is identified. There was no allowance for doubtful accounts for the years ended December 31, 2010 and 2009, respectively.

Inventories

Inventories consist of raw materials and finished goods and are stated at the lower of cost, determined using the weighted average cost method, and net realizable value.

CHINA SURE WATER (USA) INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Prepaid rent

Prepaid rent is being amortized on the straight line basis over the life of the lease.

Property and equipment

Property and equipment are recorded at cost.  Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method for financial reporting purposes.

Maintenance, repairs and minor renewals are charged to expense when incurred.  Replacements and major renewals are capitalized.

Warranty

The Company offers a limited three-year warranty to customers and accounts for warranty reserves according to  ASC 450-20-25 which states that, because of the uncertainty surrounding claims that may be made under warranties, warranty obligations fall within the definition of a contingency. Losses from warranty obligations shall be accrued when the conditions in paragraph 450-20-25-2 are met. The Company has not historically had any warranty claims nor has been informed of any problems from its customers, and therefore has no reasonable basis to estimate any potential liability and there has been no information available prior to the financial statements being issued that a liability had been incurred at the date of the financial statements. Accordingly, no reserve for warranty claims has been recorded as of December 31, 2010 and 2009.

Impairment of long-lived assets

The Company accounts for the impairment of long-lived assets in accordance with the guidance of FASB ASC 360-10-20.  Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable.  For assets that are to be held and used, impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value.  If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value.  Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable.  Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.  Based on its review, the Company believes that, as of December 31, 2010 and 2009, there were no impairment of its long-lived assets.

Deferred income taxes

The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes”, which requires that deferred tax assets and liabilities be recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  In addition, ASC 740 requires recognition of future tax benefits, such as carry forwards, to the extent that realization of such benefits is more likely than not and that a valuation allowance be provided when it is more likely than not that some portion of the deferred tax asset will not be realized.  Management reviews this valuation allowance periodically and makes adjustments as warranted.

CHINA SURE WATER (USA) INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Currency translation

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (”RMB”).  Revenue and expense accounts are translated at the average rates during the period, and balance sheet items are translated at year-end rates.  Translation adjustments arising from the use of differing exchange rates from period to period are included as a separate component of shareholders’ equity.  Gains and losses from foreign currency transactions are recognized in current operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

Other comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.  Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements.  Comprehensive income includes net income and the foreign currency translation gain, net of tax.

Statement of cash flows

In accordance with FASB ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Fair value of financial instruments

FASB ASC 825, “Financial Instruments”, requires that the Company disclose estimated fair values of financial instruments.

The Company’s financial instruments primarily consist of cash, accounts receivables, accounts payable and accrued expenses.

As of the balance sheet dates, the estimated fair values of financial instruments were not materially different from their carrying values as presented on the balance sheet.  This is attributed to the short maturities of the instruments.

CHINA SURE WATER (USA) INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Recently issued accounting pronouncements

In February 2010, the FASB issued FASB ASU 2010-09, “Subsequent Events, Amendments to Certain Recognition and Disclosure Requirements,” which clarifies certain existing evaluation and disclosure requirements in ASC 855 “Subsequent Events” related to subsequent events. FASB ASU 2010-09 requires SEC filers to evaluate subsequent events through the date in which the financial statements are issued and is effective immediately. The new guidance does not have an effect on the Company’s consolidated results of operations and financial condition.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

4             INVENTORIES

Inventories consist of the following:

	December 31,	December 31,
	2010	2009

Raw materials	$416,038	$492,946
Finished goods	108,439	312,773
	$524,477	$805,719

5             PREPAID RENT

In January 2010, the Company entered into a five year lease agreement with an unrelated third party providing for annual rent of RMB1,200,000 (approximately $176,000). The Company paid RMB6,000,000(approximately $880,000) representing five years rent in advance in April, 2010.

6             INVESTMENT DEPOSIT

In October 2010, the Company signed a letter of intent for a potential acquisition and made a refundable deposit to the seller of RMB6,000,000 (approximately $910,200).

7             PROPERTY AND EQUIPMENT

A summary of property and equipment and the estimate lives used in the computation of depreciation and amortization is as follows:

	December 31,	December 31,
	2010	2009	Life

Machinery and equipment	$1,304,620	$1,261,620	15 years
Vehicle	22,755	22,005	10 years
Office equipment	8,313	8,039	5 years
	1,335,688	1,291,664
Less: accumulated depreciation	(234,402)	(155,875)
	$1,101,286	$1,135,789

CHINA SURE WATER (USA) INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

8             RELATED PARTY TRANSACTIONS AND BALANCES

Transactions
	For the year ended
	December 31, 2010	December 31, 2009

Rent (1)	$103,558	$58,644
Expenses paid (2)	13,848	21,102
Purchases (3)	320,509	243,200
Total	$437,915	$322,946

Balances

Due to related parties consist of the following:

	December 31,	December 31,
	2010	2009
Due to the majority shareholder of the Company	$-	$85,624
Due to a company owned by the majority shareholder	-	264,414
Total	$-	$350,038

These amounts are non-interest bearing and due on demand.

(1)	The Company rented its administrative office from its majority shareholder and officer.
(2)	A company owned by the majority shareholder of the Company paid expenses on behalf of the Company.
(3)	The Company purchased raw materials and finished goods from a company which through August, 2010 was owned by the majority shareholder of the Company.

CHINA SURE WATER (USA) INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

9             ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,	December 31,
	2010	2009

Professional fees	$63,832	$25,000
Bonus	57,949	51,932
Sales commission	191,795	38,142
Rent	-	176,040
Advertising	-	26,406
	$313,576	$317,520

10           TAXES

Corporation income tax

The Company is governed by the Income Tax Law of the People’s Republic of China concerning the privately run and foreign invested enterprises, which are generally subject to tax at a statutory rate of 25% on income reported in the statutory financial statements after appropriate tax adjustments for the year ended December 31, 2010 and 2009.

The reconciliation of income tax expense at the U.S. statutory rate of 35% for the year ended December 31, 2010 and 2009, to the Company’s effective tax rate is as follows:

	For the year ended
	December 31, 2010	December 31, 2009

U.S. statutory rate at 35%	$2,201,288	$885,246
Tax rate difference between China and U.S.	(628,940)	(252,928)
Permanent difference related to GAAP and Chinese tax law	(120,371)	(123,152)
Tax exempt income	-	(155,771)
Effective tax rate	$1,451,977	$353,395

The provisions for income taxes are summarized as follows:

	December 31,	December 31,
	2010	2009

Current	$1,497,713	$451,127
Deferred	(45,736)	(97,732)
	$1,451,977	$353,395

CHINA SURE WATER (USA) INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

10           TAXES (Continued)

The tax effects of temporary differences that give rise to the Company’s net deferred tax asset as of December 31, 2010 and 2009 are as follows:

	December 31,	December 31,
	2010	2009

Deferred tax assets
Accrued expenses	$138,879	$93,992
Other	4,589	3,740
	$143,468	$97,732

Value added tax (“VAT”)

Enterprises or individuals who sell commodities, engage in repair and maintenance or import or export goods in the PRC are subject to a value added tax in accordance with the PRC laws. The value added tax standard rate is 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on the sales of the finished products.

11           CONCENTRATIONS

(a)	Major customer

Sales to six major customers for the year ended December 31, 2010 were 25%, 15%, 13%, 13%, 11% and 11%.  Sales to five major customers for the year ended December 31, 2009 were 27%, 23%, 16%, 13% and 13%.

Accounts receivables from three major customers as of December 31, 2010 were 47%, 28% and 25%.

(b)	Major vendors

The Company purchased 95% and 93% of its raw materials from one supplier for the year ended December 31, 2010 and 2009, respectively.

12           COMMITMENTS AND CONTINGENCIES

The Company is committed under operating leases with its principal shareholder which provides for rentals of approximately $106,000 through December 31, 2011.  Rental expense charged to operations for the years ended December 31, 2010 and 2009 aggregated approximately $468,000 and $240,000, respectively, including approximately $104,000 and $59,000, respectively paid to the Company’s principal shareholder.

See note 5 relating to prepaid rent.

CHINA SURE WATER (USA) INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

13           VULNERABILITY DUE TO OPERATIONS IN PRC

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC.  Although the PRC government has been pursuing economic reform policies for more than twenty years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRCs political, economic and social conditions.  There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible.  The Peoples Bank of China or other banks are authorized to buy and sell foreign currencies at the exchange rates quoted by the Peoples Bank of China.  Approval of foreign currency payments by the Peoples Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Since the Company has its primary operations in the PRC, the majority of its revenues will be settled in RMB, not U.S. Dollars. Due to certain restrictions on currency exchanges that exist in the PRC, the Company’s ability to use revenue generated in RMB to pay any dividend payments to its shareholders outside of China may be limited.

In September 2006, PRC changed the laws regarding transfer of equity in PRC companies in exchange for equity in non-PRC companies.  Approvals and registrations for such transfers are required and penalties may be imposed if the requirements are not met.

14           SUBSEQUENT EVENTS

On March 1, 2011, the Company received gross proceeds of $650,000 from the sale of 650,000 shares of common stock and convertible notes (the “Note”) to various investors. The Notes bears interest at fifteen percent (15%) per annum payable quasrterly.Principal is payable on December 1, 2011. If the Company completes a debt or equity financing for gross proceeds of $5 million or more, each Note holder shall have the right, at his option, at any time on or before the satisfaction of the Notes, to convert the principal amount of the Notes and interest accrued through the date of conversion, into the securities issued by in the Financing at a twenty-five percent (25%) discount to the offering price. Total financing costs directly associated with the issuance of these notes were $200,500 and is recorded as deferred financing costs in the balance sheet at grant date. The Company is amortizing these financing costs over the life of the Notes.

The Company has evaluated events after the date of these financial statements through the date these financial statements were issued.  There were no other material subsequent events as of that date.

15.           RESTRICTION ON REPATRIATION OF ASSETS

All of our business operations are carried out by our subsidiary, Sure China, in China.  In the future, in order for China Sure Water (USA) Inc., the U.S. parent corporation, to pay dividends to our shareholders from the earnings obtained in China, we will have to transfer funds from our Chinese subsidiary to the U.S. parent corporation.  In order to make such a transfer Sure China will be required to convert the local currency, the Chinese Yuan (Renminbi), into U.S. Dollars.  Renminbi are not freely convertible into Dollars.  The State Administration of Foreign Exchange (“SAFE”) administers foreign exchange dealings and requires that they be conducted though designated financial institutions.  Foreign Investment Enterprises, such as Sure China, may purchase foreign currency from designated financial institutions in connection with current account transactions, including profit repatriation.   However, approval of the purchase must first be obtained by application to SAFE.  This procedural requirement may limit the amount of funds that we can transfer from our Chinese subsidiary to our U.S. parent company and may delay any such transfer, which, in turn, could restrict or delay our ability to pay dividends to our shareholders.

The following condensed financial statements summarize the financial condition and recent operations of China Sure Water (USA), Inc. on a stand-alone basis - i.e. without consolidation with Sure China.  As indicated, the only asset of China Sure Water (USA), Inc. as of December 31, 2010 and 2009 was its investment in Sure China.  Since Chinese law would not permit China Sure Water (USA) Inc. to distribute its ownership interest in Sure China to its shareholders, China Sure Water (USA) Inc. had no distributable assets on that date.

CHINA SURE WATER (USA) INC.
CONDENSED BALANCE SHEETS

	December 31,
	2010	2009
Assets
Investment in Subsidiaries	8,099,012	3,185,546

Total Assets	$8,099,012	$3,185,546

Liabilities and Stockholders' Equity

Stockholders' Equity	8,099,012	3,185,546

Total Liabilities and Stockholders' Equity	$8,099,012	$3,185,546

15.           RESTRICTION ON REPATRIATION OF ASSETS (Continued)

CHINA SURE WATER (USA) INC.
CONDENSED STATEMENTS OF OPERATIONS
	Year ended December 31,
	2010	2009

Income from earnings of subsidiaries	$4,913,466	$2,079,424

Net Income	$4,913,466	$2,079,424

CHINA SURE WATER (USA) INC.
CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2010	2009
OPERATING ACTIVITES		$
Net Income	$4,913,466		2,079,424

Adjustments to reconcile net Income to net cash used in operating activities:
Income from earnings of subsidiaries	(4,913,466)		(2,079,424)
NET CASH USED IN OPERATING ACTIVITIES	-		-

INCREASE IN CASH	-		-

CASH - BEGINNING OF YEAR	-		-

CASH - END OF YEAR	$-		$-